Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ	51 WEST 52ND STREET

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

ADAM O. EMMERICH

GEORGE T. CONWAY III

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DAVID A. KATZ

ILENE KNABLE GOTTS

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TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000
____________________

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
____________________
OF COUNSEL
	WILLIAM T. ALLEN	ROBERT M. MORGENTHAU
	PETER C. CANELLOS	BERNARD W. NUSSBAUM
	DAVID M. EINHORN	ERIC S. ROBINSON
	KENNETH B. FORREST	PATRICIA A. ROBINSON*
	THEODORE GEWERTZ	LEONARD M. ROSEN
	MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ
	RICHARD D. KATCHER	ELLIOTT V. STEIN
	THEODORE A. LEVINE	WARREN R. STERN
	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
	ROBERT B. MAZUR	J. BRYAN WHITWORTH
	PHILIP MINDLIN	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

____________________

COUNSEL

	DAVID M. ADLERSTEIN	PAULA N. GORDON
	AMANDA K. ALLEXON	NANCY B. GREENBAUM
	LOUIS J. BARASH	MARK A. KOENIG
	DIANNA CHEN	J. AUSTIN LYONS
	ANDREW J.H. CHEUNG	SABASTIAN V. NILES
	PAMELA EHRENKRANZ	AMANDA N. PERSAUD
	KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

Direct Dial: (212) 403-1394

Direct Fax: (212) 403-2394

E-Mail: dklam@wlrk.com

VIA HAND DELIVERY AND EDGAR

Ms. Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance 100FStreet, N.E. Washington, D.C. 20549

Re:	Rayonier Advanced Materials Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed March 31, 2014 File No. 1-36285

Dear Ms. Long:

On behalf of our client, Rayonier Advanced Materials Inc. (the “Company” or “SpinCo”), which is currently a wholly owned subsidiary of Rayonier Inc. (“Rayonier”), we are providing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 10, 2014, with respect to the filing referenced above.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 1-36285) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from Amendment No. 1 to the Registration Statement filed on March 31, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

General

1.	You indicate in the response to comment 12 in our February 25, 2014 letter that you are submitting an application for confidential treatment of portions of exhibits 10.7, 10.8, 10.9, 10.10, 10.11, and 10.12. We have received the application and will process it concurrently with the Form 10.

Response: The Company acknowledges the Staff’s comment.

2.	We note that you intend to provide additional disclosure and file additional exhibits, including material agreements related to the spin-off, in an amendment to the Form 10. In addition, we note that many of the exhibits have been listed as “Forms of” the agreements. Please tell us whether you intend to provide the additional disclosure and file these exhibits in final form prior to effectiveness of the registration statement.

Response: The Company expects to execute the Separation and Distribution Agreement prior to the effectiveness of the Registration Statement and, therefore, will file such executed version as Exhibit 2.1 prior to such effectiveness. For all other agreements listed as “form of” agreements, the Company does not intend to execute such agreements until closer to the effective time of the separation and distribution; therefore, such agreements will continue to be listed as “form of” agreements at the time of effectiveness of the Registration Statement. The “form of” agreements that are filed as exhibits to the Registration Statement will be substantially in final form as of the effectiveness of the Registration Statement, and the Company does not intend to make any changes to such “form of” agreements after effectiveness that would be material. Following execution of the “form of” agreements, which is expected to occur close to the effective time of the separation and distribution, the Company will file the executed versions of such agreements on a Form 8-K.

Exhibit 99.1

Information Statement Summary, page 7

Rayonier Advanced Materials Inc., page 7

3.	We note your response to prior comment 10 from our letter dated February 25, 2014 and the revisions to your registration statement. However, since you present EBITDA and Adjusted EBITDA as performance measures, the most directly comparable GAAP measure is net income. Please revise your narrative here, and wherever you present these non-GAAP measures, to present net income with equal or greater prominence. Also, please reconcile EBITDA and Adjusted EBITDA to net income. Refer to Item 10(e) of Regulation S-K and Question 103.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In response to the Staff’s comment, disclosures throughout the filing have been updated such that the net income GAAP measure is presented with equal or greater prominence than the EBITDA and Adjusted EBITDA non-GAAP financial measures. EBITDA and Adjusted EBITDA have now been reconciled to net income on page 72.

Risk Factors, page 19

Future tobacco legislation…, page 22

4.	We note your response to prior comment 15 from our letter dated February 25, 2014 and understand that you do not sell directly to the cigarette industry. However, please quantify the amount of your sales used to manufacture the filter components of cigarettes over each of the last three years. Also, as previously requested, please quantify and disclose any data you have related to changes in sales of cigarettes, in general, during those periods.

Response: Since the Company does not sell directly to the cigarette industry, the Company can only estimate the amount of sales to the cigarette industry. The Company estimates that in each of the past 3 years approximately 58% of sales were related to the production of acetate which was subsequently used to produce cigarette filters. The Company does not have any data related to changes in sales of cigarettes, in general, during these periods. In response to the Staff’s comment, the Information Statement has been revised on page 22.

Unaudited Pro Forma Condensed Combined Financial Statements, page 45

Note (d), page 48

5.

We note your response to prior comment 17 from our letter dated February 25, 2014. Please revise note (d) to clarify that in addition to the environmental liabilities being assumed, Rayonier will transfer to SpinCo $11 million of assets consisting of land, land improvements, and docks located at Rayonier’s environmental sites, primarily Port Angeles, Washington, Augusta, Georgia and Spartanburg, South Carolina, and $28 million of related deferred tax assets. Also, although we note these assets and liabilities were not affiliated with the Performance Fibers business, it remains unclear to us why they were not included in the audited financial statements of SpinCo since they will be assumed by SpinCo upon the separation.

Response: The Company has revised Note (e) to clarify that in addition to the environmental liabilities being assumed, Rayonier will also transfer to SpinCo $39 million of assets related to those liabilities, including $11 million of property and $28 million of deferred tax assets, which are offset against deferred tax liabilities in the pro forma balance sheet.

In making the decision to include these environmental assets and liabilities in the pro forma financial statements as opposed to the audited carve-out financial statements, the Company carefully evaluated the business that was being divested and considered the following:

•	With the limited accounting guidance (e.g., SAB Topic 1B) concerning the content of carve-out financial statements, the definition of the business being divested and related financial statement content relies heavily on management’s judgment. The Company believes that the objective of the carve-out financials is to reflect the historical operations of the carved-out entity on a standalone basis in order to depict to potential investors how the business has been managed and how it has evolved over time. In addition, the pro forma financial statements for the new entity should contain adjustments to be included in or excluded from the historical business that are related to the transaction. At an AICPA SEC Conference in 2001, Leslie Overton, Associate Chief Accountant confirmed these concepts:

“We believe the objective of the historical carve-out financial statements is to show the track record of management with respect to the business being sold to the public, and the evolution, including the ups and downs, of the business over time. We recognize that the determination of the assets and operations included in the historical carve-out financial statements may require a significant amount of judgment……….We believe the pro forma financial statements are the best place to reflect the assets and results of operations to be included in NewCo…….The pro forma financial statements should also include adjustments to exclude the assets and operations not transferred to NewCo.”

•	The vast majority of Rayonier’s environmental liabilities relate to facilities closed prior to 1994, when Rayonier was spun-off from ITT Corporation. Since then, the remediation of these sites has been managed by Rayonier corporate office personnel as opposed to those involved with managing the operations of SpinCo or Rayonier’s Forest Resources or Real Estate businesses. In addition, the assets and P&L charges relating to these liabilities have always been disclosed as part of corporate segment assets and charges, outside of business segment assets and profitability. These environmental sites are included in two separate legal entities from SpinCo’s business and have no business operations or operating performance activities. The assets and liabilities associated with the sites are solely related to the remaining environmental remediation of each of the sites.

•	As part of the spin-off transaction, the entire amount of Rayonier’s environmental liability portfolio, as shown in the pro forma adjustments, is being assumed by SpinCo. As such, the 2013 pro forma financial statements include all of the assets, liabilities, P&L charges, and required footnote disclosures (including cash expenditures) relating to environmental liabilities as presented in Rayonier’s 2013 audited financial statements in its Annual Report on Form 10-K. Since 1994, these amounts and disclosures have been included in Rayonier’s Quarterly Reports on Form 10-Q and its Annual Reports on Form 10-K.

•	As these environmental sites are mature, the annual activity is primarily related to cash outflows for the payment of planned remediation from the existing environmental liability, which has averaged $9 million per year over the past 3 years or 3 percent of SpinCo’s cash flow from operations. The annual expense related to changes in estimates of the environmental liabilities amounted to $3 million, $1 million and $7 million or 1%, less than 1% and 2% of SpinCo’s pre-tax income for 2013, 2012 and 2011, respectively.

Based on these considerations, the Company respectfully submits to the Staff that the most transparent presentation of the assumption of Rayonier’s environmental liabilities is in the pro forma financial statements, allowing potential investors the ability to evaluate the historical operations of the Performance Fibers business and its viability as a standalone entity in the future.

Note (h), page 49

6.	Please clarify where and how the expected distribution to Rayonier will be reflected in the pro forma balance sheet.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 49 to present the expected distribution to Rayonier as a $950 million liability and corresponding adjustment to additional paid in capital.

Business, page 52

Legal and Regulatory Proceedings, page 60

7.	Please quantify the amount of damages being sought in the Altamaha Riverkeeper Litigation.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 13, 21, 58 and 61.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Critical Accounting Policies and Use of Estimates, page 65 Depreciation of long-lived assets, page 65

8.	As previously requested in prior comment 27 from our letter dated February 25, 2014, please disclose at what level you evaluate the recoverability of property, plant, and equipment.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 66. to disclose the level the Company evaluates the recoverability of property, plant and equipment. Property, plant and equipment are grouped for purposes of evaluating recoverability at the lowest level for which independent cash flows are identified. Therefore, cash flows for performance fibers plant and equipment are identified at the individual mill level.

Results of Operations, page 68

9.	As previously requested in prior comment 30 from our letter dated February 25, 2014, please quantify and discuss the reasons for changes in gross profit margin percentages during each period presented.

Response: The Company acknowledges the Staff’s comments and believes operating income, rather than gross profit margin percentage, is the most appropriate metric for discussion of its results of operations associated with its Management Discussion and Analysis. Performance Fibers business segment management, including the Chief Operating Decision Maker, uses operating income as the primary performance measure when evaluating results of operations. The Company defines operating income as gross margin less costs related to selling and general expenses and other operating expenses, net. These costs are materially consistent from period to period and, as such, the discussion of gross margin percentage changes would duplicate the discussions of operating income changes.

10.	Based on your responses to prior comments 30 and 35 from our letter dated February 25, 2014, it appears to us that you should revise your risk factors to address the fact that sales prices to your customers are generally set on an annual basis and the fact that you have a limited ability to pass through raw material cost increases to customers.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 22.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1394 or by email at dklam@wlrk.com.

Sincerely,
/s/ David K. Lam

David K. Lam

cc:	Paul G. Boynton

Rayonier Advanced Materials Inc.